Mail Stop 3720

April 25, 2007

Mr. Jack D. Massimino
Chief Executive Officer and President
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

      RE: Corinthian Colleges, Inc.
              Form 10-K for the fiscal year ended June 30, 2006
              Filed November 22, 2006
              File No. 0-25283

Dear Mr. Massimino:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director